FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated January 20, 2012 regarding outcome of tender offer for shares of Shin-Kobe Electric Machinery Co., Ltd. by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 20, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice regarding Outcome of Tender Offer for Shares of

Shin-Kobe Electric Machinery Co., Ltd. by Subsidiary

Tokyo, January 20, 2012 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced the outcome of the tender offer (the “Tender Offer”) for shares of Shin-Kobe Electric Machinery Co., Ltd. (TSE: 6934; the “Target Company”) by Hitachi Chemical Co., Ltd. (TSE: 4217; the “Company”), a subsidiary of Hitachi. The Company announced acquiring shares of the Target Company through the Tender Offer on November 25, 2011 and commenced the Tender Offer from December 1, 2011. As the Tender Offer was completed on January 19, 2012, the Company hereby announced the outcome of the Tender Offer as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

    Attached

FOR IMMEDIATE RELEASE

January 20, 2012

To whom it may concern
	Company name:	Hitachi Chemical Co., Ltd.
	Representative:	Kazuyuki Tanaka President and Chief Executive Officer (Code number: 4217:
First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange)
	Contact:	Atsushi Kato Manager, Corporate Communication Center, CSR Management Sector Phone: 81-3-5381-2370

Notice Concerning the Outcome of Tender Offer for Shares

of its Listed Subsidiary, Shin-Kobe Electric Machinery Co., Ltd.

Hitachi Chemical Co., Ltd. (the “Company” or the “Tender Offeror”), today announced the outcome of the tender offer (the “Tender Offer”) for shares of Shin-Kobe Electric Machinery Co., Ltd. (First Section of TSE and OSE: 6934; the “Target Company”), as described below, which commenced on December 1, 2011, and ended on January 19, 2012. The Company had resolved at a meeting of its Board of Directors held on November 25, 2011, to acquire shares of Shin-Kobe Electric Machinery Co., Ltd., by way of a tender offer.

1.	Outline of the Tender Offer

(1)	Company Name and Location of the Tender Offeror

Hitachi Chemical Co., Ltd.

1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

(2)	Company Name of the Target Company

Shin-Kobe Electric Machinery Co., Ltd.

(3)	Class of Shares to Be Purchased

Common Stock

(4)	Number of Shares to Be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
21,090,267 shares	— shares	— shares

Notes:	1.	As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased. The maximum number of shares of the Target Company to be purchased by the Tender Offeror through the Tender Offer is stated in the “Number of shares to be purchased.” This number (21,090,267 shares) indicates the Target Company shares that are to be obtained by deducting the number of shares held by the Tender Offeror as of November 25, 2011 (29,672,816 shares) and the number of shares of treasury stock held by the Target Company as of September 30, 2011 (172,417 shares), which are stated in the “Consolidated Financial Summary (For the First Half Ended September 30, 2011) [Japanese GAAP]” filed by the Target Company on October 25, 2011, from the total number of issued shares of the Target Company as of September 30, 2011 (50,935,500 shares), which are stated in the second interim- financial report for the 90th term filed by the Target Company on November 14, 2011.

2.	Less-than-one-unit shares are also eligible for the Tender Offer. In addition, the Target Company may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less-than-one-unit shares exercise their right to request purchase of their shares in accordance with the relevant provisions of the Companies Act.

3.	The Company does not intend to acquire treasury stock held by the Target Company through the Tender Offer.

(5)	Tender Offer Period

1)	Initial period of the Tender Offer in the registration

From Thursday, December 1, 2011 to Thursday, January 19, 2012 (30 business days)

2)	Possibility of extending the above period upon request of the Target Company

None

(6)	Tender Offer Price

¥1,710 per share of common stock

2.	Outcome of the Tender Offer

(1)	Completion of the Tender Offer

As the maximum and minimum limits to the number of shares to be purchased through the Tender Offer are not set, all of the tendered shares will be purchased.

(2)	Date of Public Notice of the Outcome of the Tender Offer and the Name of the Newspapers in which the Public Notice Was Posted

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, including amendments thereof; the “Law”), the Company publicly announced the outcome of the Tender Offer to the media at Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) on January 20, 2012, in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Regulations of the Financial Instruments and Exchange Law (Regulation No. 321 of 1965, including amendment thereof) and of Article 30-2 of the Cabinet Office Ordinance regarding Disclosure of Tender Offers for Shares, etc., by Entities Other than Issuers (Ministry of Finance Ordinance No. 38 of 1990, including amendment thereof; the “Ordinance”).

(3)	Number of Shares Purchased

Class of shares	Number of subscriptions in terms of shares		Number of purchases in terms of shares

Shares	19,961,369 shares		19,961,369 shares

Stock acquisition rights	— shares		— shares

Bonds with stock acquisition rights	— shares		— shares

Trust beneficiary certificates for the shares ( )	— shares		— shares
Depository receipts for the shares ( )	— shares		— shares

Total	19,961,369 shares		19,961,369 shares
(Total number of dilutive shares)	(— shares	)	(— shares	)

(4)	Changes in the Shareholdings due to the Tender Offer

Number of voting rights represented by shares held by the Tender Offeror immediately before the Tender Offer	29,672 units	(Shareholdings immediately before the Tender Offer: 58.45%)
Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer	0 units	(Shareholdings immediately before the Tender Offer: 0.00%)
Number of voting rights represented by shares held by the Tender Offeror immediately after the Tender Offer	49,634 units	(Shareholdings after the Tender Offer: 97.78%)
Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer	0 units	(Shareholdings after the Tender Offer: 0.00%)
Total number of voting rights held by all the shareholders et al. in the Target Company	50,418 units

Notes:	1.	The “Number of voting rights represented by shares held by Special Related Parties immediately before the Tender Offer” and the “Number of voting rights represented by shares held by Special Related Parties immediately after the Tender Offer” represent the total of voting rights relating to shares held by respective Special Related Parties. Provided, however, that such Special Related Parties shall exclude those to be excluded from the category of Special Related Parties in accordance with Article 3, Paragraph 2, Item 1 of the Ordinance, in calculating the shareholdings, as set forth in the respective items of Article 27-2, Paragraph 1 of the Law.

	2.	The “Total number of voting rights held by all the shareholders et al. in the Target Company” indicates the number of voting rights of all the shareholders of the Target Company (1,000 shares represent the number of shares per unit (“tangen”)) as of September 30, 2011, which are stated in the interim-term financial report for the 90th term filed as of November 14, 2011. Because a maximum limit has not been set in the Tender Offer and all the shares issued by the Target Company (exclusive of the treasury stock held by the Target Company) are subject to the Tender Offer, the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were calculated using the number of voting rights (50,763 units) as the denominator with respect to the Target Company shares (50,763,083 shares), which is derived by deducting the number of shares of treasury stock held by the Target Company as of September 30, 2011 (172,417 shares), which was stated in the “Consolidated Financial Summary (For the First Half Ended September 30, 2011) [Japanese GAAP]” publicly announced on October 25, 2011, from the total number of issued shares of the Target Company as of September 30, 2011 (50,935,500 shares), which was stated in the second interim financial report, as the “Total number of voting rights held by all the shareholders et al. in the Target Company.”

	3.	The figures in the “Shareholdings immediately before the Tender Offer” and the “Shareholdings after the Tender Offer” were rounded to the second decimal place.

(5)	Calculation Method for Settlement Matters on a Pro Rata Basis

Not Applicable

(6)	Method of Settlement

1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

2)	Commencement Date of Settlement

Thursday, January 26, 2012

3)	Method of Settlement

On the expiration of the Tender Offer Period, the Tender Offeror will, without delay, send notice of the Tender Offer purchases to the addresses of tendering shareholders (in the case of a foreign resident who does not hold a working account with the tender offer agent (including institutional shareholders), to its standing proxy). If electronic delivery of documents has been approved by tendering shareholders on the “Nomura Net & Call” Internet service, the notice will be delivered to them electronically on the Nomura Net & Call Web site (https://nc.nomura.co.jp/).

Purchases will be made in cash. Payment for purchased shares will be made by means of remittance, etc., in accordance with the instructions of tendering shareholders. (Fees may be incurred for remitting payment.)

3.	Management Policy and Outlook after the Tender Offer

There is no change to the management policy after completion of the Tender Offer from what was previously stated in the Company’s news release on November 25, 2011 titled “Hitachi Chemical Co., Ltd. to Commence Tender Offer for Shares of its Listed Subsidiary, Shin-Kobe Electric Machinery Co., Ltd.”

As of the date hereof, the common stock of the Target Company is listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange Co., Ltd. (“Osaka Securities Exchange”). However, as the Company intends to make the Target Company a wholly-owned subsidiary by executing the relevant procedure to make the Target Company a wholly-owned subsidiary, if such procedure is executed, the Target Company shares will be delisted through the prescribed procedure in accordance with the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

The details of the procedure to be executed is expected to be announced by the Target Company as soon as it is determined.

4.	Locations Where Copies of the Tender Offer Report Are Available

Hitachi Chemical Co., Ltd.

1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo

Osaka Securities Exchange Co., Ltd.

8-16, Kitahama 1-chome, Chuo-ku, Osaka

Information contained in this news release, including forward-looking statements, is current as of the date of this press announcement, but may be subject to change without prior notice.